UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13G
                              (Rule 13d-102)

          Information Statement pursuant to Rules 13d-1 and 13d-2
                 Under the Securities Exchange Act of 1934

                            (Amendment No. 1)*


                            OBJECT DESIGN, INC.
                             (Name of Issuer)

                       COMMON STOCK, $.001 PAR VALUE
                      (Title of Class of Securities)

                                674416 10 2
                              (CUSIP Number)



     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Orien I, L.P.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                (a)

                                                (b)


3  SEC USE ONLY



4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware


                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            None
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          272,027 shares
     PERSON
      WITH
                    7  SOLE DISPOSITIVE POWER

                       None

                    8  SHARED DISPOSITIVE POWER

                       272,027 shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    272,027 shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    0.9%

12  TYPE OF REPORTING PERSON*

    PN

                  * See instructions before filling out!

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Orien Partners, L.P.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                (a)

                                                (b)


3  SEC USE ONLY



4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware


                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            None
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          272,027 shares
     PERSON
      WITH
                    7  SOLE DISPOSITIVE POWER

                       None

                    8  SHARED DISPOSITIVE POWER

                       272,027 shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    272,027 shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    0.9%

12  TYPE OF REPORTING PERSON*

    PN

                  * See instructions before filling out!

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   George Kalan

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                (a)

                                                (b)


3  SEC USE ONLY



4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States


                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            None
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          272,027 shares
     PERSON
      WITH
                    7  SOLE DISPOSITIVE POWER

                       None

                    8  SHARED DISPOSITIVE POWER

                       272,027 shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    272,027 shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    0.9%

12  TYPE OF REPORTING PERSON*

    IN

                  * See instructions before filling out!

This Schedule 13G reflects a statement of beneficial ownership of securities of the reporting person as of October 13, 1997.

Item 1(a)      NAME OF ISSUER:

               Object Design, Inc.

Item 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               25 Mall Road
               Burlington, Massachusetts  01803

Item 2(a)      NAME OF PERSON FILING:

               This statement is filed by Orien I, L.P., Orien Partners, L.P. and George Kalan (each, a "Reporting Person" and, collectively, the "Reporting Persons").

Item 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               The address of the principal business address of each of the Reporting Persons is 315 Post Road West, Westport, Connecticut 06880.

Item 2(c)      CITIZENSHIP:

               Orien I, L.P. and Orien Partners, L.P. are each Delaware limited partnerships, and George Kalan is a citizen of the United States of America.

Item 2(d)      TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $.001 per share ("Common Stock")

Item 2(e)      CUSIP NUMBER:

               674416 10 2

Item 3 IF THIS STATEMENT IF FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

               Not Applicable

Item 4         OWNERSHIP:

               (a)  Amount beneficially owned:
                    See Row 9 of the cover page for each Reporting Person.

               (b)  Percent of class:
                    See Row 11 of the cover page for each Reporting Person.

               (c)  Number of shares as to which such person has:

                         (i)   Sole power to vote or to direct the vote:

                               See Row 5 of the cover page for each
                               Reporting Person and the response to Item
                               4(c)(ii) below.

                         (ii)  Shared power to vote or to direct the vote:

                               See Row 6 of the cover page for each
                               Reporting Person.

                               Orien Partners, L.P. and George Kalan each may be deemed to have shared power to vote and shared power to dispose of an aggregate of 272,027 shares owned by Orien I, L.P. by reason of Orien Partners, L.P. being the general partner of Orien I, L.P. and Mr. Kalan being the general partner of Orien Partners, L.P. Orien Partners, L.P. and Mr. Kalan each expressly disclaims beneficial ownership of these shares, except to the extent of their respective pecuniary interests therein.

                         (iii) Sole power to dispose or to direct the
                               disposition of:

                               See Row 7 of the cover page for each
                               Reporting Person and the response to Item
                               4(c)(ii) above.

                         (iv) Shared power to dispose or to direct the disposition of:

                               See Row 8 of the cover page for each
                               Reporting Person and the response to Item
                               4(c)(ii) above.

Item 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               If this statement is being filed to report the fact that as of the date hereof each Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].


Item 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
               PERSON:

               To the best knowledge of each of the Reporting Persons, no person other than each of the Reporting Persons will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by each of the Reporting Persons except as set forth in Item 4(c)(ii) above.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not Applicable

Item 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not Applicable

Item 9         NOTICE OF DISSOLUTION OF GROUP:

               Not Applicable

Item 10        CERTIFICATION:

               Not Applicable

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 13, 1997


                                        ORIEN I, L.P.

                                        By:  ORIEN PARTNERS, L.P.

                                        /s/ George Kalan
                                        By:  George Kalan, General Partner



                                        ORIEN PARTNERS, L.P.

                                        /s/ George Kalan
                                        By:  George Kalan, General Partner



                                        /s/ George Kalan
                                        George Kalan

                                                            EXHIBIT A
                                 AGREEMENT

     The undersigned, Orien I, L.P., Orien Partners, L.P. and George Kalan, agree that the statement to which this exhibit is appended is filed on behalf of each of them.

October 13, 1997

                                        ORIEN I, L.P.

                                        By:  ORIEN PARTNERS, L.P.

                                        /s/ George Kalan
                                        By:  George Kalan, General Partner



                                        ORIEN PARTNERS, L.P.

                                        /s/ George Kalan
                                        By:  George Kalan, General Partner



                                        /s/ George Kalan
                                        George Kalan